FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 19 02

Cumberland Resources Ltd.
(Translation of registrant's name into English)

906 – 595 Howe Street, Vancovuer, B.C., Canada, V6C 2T5
(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.
(Registrant)

Date April 1, 2002

By
Glen Dickson, President

CUMBERLAND
RESOURCES LTD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 02-04
April 10, 2002

Appointment

The Board of Directors of Cumberland Resources Ltd. is pleased to announce the appointment of Mr. Brad Thiele as Vice President, Meadowbank Project Development.

Brad is a graduate mining engineer from the University of Saskatchewan. His career in the mining industry spans 36 years, shared equally between surface and underground operations involving mining for gold, silver, copper, molybdenum, zinc, lead and tar sands.

Brad has held senior management positions at various operating mines in western Canada since 1977. His duties included hands-on new mine construction for Newmont Mines (General Superintendent), Pioneer Metals (Project Manager), Inmet Mining (formerly Minnova Inc. as Mine Superintendent) and Almaden Minerals (formerly Fairfield Minerals as Mining Manager).

For the past nine years he has provided consulting services to a variety of clients, including mine design, evaluations, project mining, pre-feasibility and feasibility studies.

Brad brings his strength as a seasoned mine operator and engineer to the Meadowbank Gold Project. He has been focused on the Project since August of 2001, optimizing the mining model in preparation for formal feasibility studies. The Meadowbank Gold Project is host to some of the largest gold resources in Canada and is located 70 km north of the Hamlet of Baker Lake, Nunavut.

Cumberland Resources is a Canadian gold exploration company with interests in two Canadian gold projects: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $5.8 million and is advancing the Meadowbank Gold Project, located in Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

CUMBERLAND
RESOURCES LTD

Listed on the Toronto Stock Exchange:CBD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 02-05
April 16, 2002

MEADOWBANK GOLD PROJECT: 2002 PROGRAM UNDERWAY WITH THREE RIGS ACTIVE. FIRST DRILL HOLES RETURN HIGH GRADES

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") reports that Phase 1 activities are well underway on it's 100% owned Meadowbank Gold Project, located 70km north of Baker Lake, Nunavut. Three drill rigs are now active in a program designed to expand and explore for new gold deposits and prepare the project for feasibility studies. Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated	7,775,000 t grading 5.79 g/t	1,447,300 oz. gold
Inferred	10,937,000 t grading 4.44 g/t	1,561,200 oz. gold
Total		**3,008,500 oz. gold**

Recent economic studies on the Meadowbank project ("Preliminary Assessment") by consulting engineers MRDI Canada, (see News Release NR02-02), using a production rate of 246,000 oz. per year generated estimated total cash costs of $US 168/oz gold with initial capital costs of $US 123.5 million. A mine life of 8.3 years with 85 % of production from open pits indicated a 4.9 year payback using a life of mine gold price at $US 300 on a 100% equity, after tax basis.

Consisting of $2.5 million in expenditures, Phase 1 is designed, primarily, to add the required resources to meet a 10 year mine life using the above design criteria. In addition to resource expansion the Company has also initiated a comprehensive overburden drilling program designed to identify buried targets and launched detailed engineering studies in preparation for feasibility. A Phase 2 program, consisting of a further $2.0 M in expenditures, is planned for the summer months.

2002 Diamond Drilling

Phase 1 includes 67 planned diamond drill holes (8100 m) designed to expand and delineate resources at the Vault, North Portage and Third Portage deposits. To date 14 diamond drill holes (2185m) have been completed. Results from the first diamond drill holes designed to expand mineralization in the northern portion of the Third Portage deposit have returned several shallow, high grade intersections which constitute important additions to the open pit resources of the project. Results include:

5.01 g/T over 3.45m at 27 m below surf ace
and
14.15 g/t over 5.1 m (including 146 g/t over 0.42 m) at 36 m below surface in hole NP02-385
22.11 g/t over 3.3m at 47m below surface in hole NP02-387

Diamond drilling will continue to focus on the expansion potential at the Third Portage deposit area. In addition, a second diamond drill rig is now actively exploring the expansion potential of the Vault deposit, located 5km north of Third Portage.

2002 Overburden Drilling Program

The Phase 1 program also includes a comprehensive program of overburden drilling designed to identify possible buried deposits. This program is concentrating on the unexplored 5km area between the original four Meadowbank gold deposits and the Vault deposit (see attached map). A total of 400 holes are planned to sample the overburden column and bedrock in each hole.

To date 135 overburden holes have been completed with 930 samples taken for heavy mineral separation, and geochemical analysis.

2002 Engineering

Advanced metallurgical studies have been initiated to optimize gold recoveries and improve operating projections. A total of 850 kg of material from all five deposits has been shipped to Lakefield Research for detailed testwork. On-site geotechnical programs will be launched shortly in order to improve confidence in mine designs and water retention structures. Permitting for Phase 2 environmental programs is underway and investigations into contract mining and various capital and operating cost parameters are also ongoing.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $5.8 million in working capital and is preparing the Meadowbank Gold Project for feasibility.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

CUMBERLAND RESOURCES LTD

Meadowbank 2002 Drill Results

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T	VERTICAL DEPTH (m)
NP02-385	600N	235W	25.75	29.20	3.45	5.01	27.0
		and	33.40	38.50	5.10	14.15	36.0
		incl.	35.33	35.75	0.42	146.0	35.5
NP02-386	750N	319W	54.30	56.90	2.60	2.77	55.70
NP02-387	825N	395W	31.25	33.75	2.50	2.92	32.0
		and	36.90	38.80	1.90	5.36	37.5
		and	45.90	49.20	3.30	22.11	47.5

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tones of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.